                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                  June 11, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


                              Indiana Energy, Inc.
                                (NAME OF ISSUER)

                           Common Stock, no par value
                         (TITLE OF CLASS OF SECURITIES)

                                    454707100
                                 (CUSIP NUMBER)

     S. M. Kerney, Controller (Chief Accounting Officer), c/o SIGCORP, Inc.,
                 20 NW Fourth Street, Evansville, Indiana 47741
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

(CUSIP No.       454707100         )                                            (Page 2 of 7 pages)

1.       NAMES OF REPORTING PERSONS
         SIGCORP, Inc.


         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         35-1940620

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       A [ ]
                                                                                B [ ]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                       [ ]

6.       CITIZENSHIP OF PLACE OF ORGANIZATION
         Indiana

         NUMBER OF SHARES                              7.       SOLE VOTING POWER
              SHARES                                            5,927,524
           BENEFICIALLY                                8.       SHARED VOTING POWER
           OWNED BY EACH
             REPORTING                                 9.       SOLE DISPOSITIVE POWER
              PERSON                                            5,927,524
               WITH                                    10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,927,524

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.6%

14.      TYPE OF REPORTING PERSON
          CO

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, no par value ("IEI Common Stock") of Indiana Energy, Inc., an Indiana corporation ("IEI"). The address of IEI's principal executive office is:

                                            Indiana Energy, Inc.
                                            1630 North Meridian Street
                                            Indianapolis, Indiana  46202

ITEM 2.  IDENTITY AND BACKGROUND

         The name of the person filing this statement is SIGCORP, Inc., an Indiana corporation ("SIGCORP"). SIGCORP is a holding company with subsidiaries and affiliates engaged in natural gas and electric power distribution, gas portfolio administrative services and marketing of natural gas, electric power and related services. Its principal executive office and principal business address is:


                                            SIGCORP, Inc.
                                            20 NW Fourth Street
                                            Evansville, Indiana  47741

         During the last five years neither SIGCORP nor any of its executive officers and directors listed on Schedule A of this statement (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 11, 1999, SIGCORP, IEI and Vectren Corporation, an Indiana corporation ("Vectren") executed an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger (the "Merger") of each of SIGCORP and IEI with and into Vectren. At the closing of the Merger, each of the outstanding shares of the common stock, no par value, of IEI ("IEI Common Stock") will be converted into one and share of the common stock, no par value, of Vectren ("Vectren Common Stock"), and each share of the SIGCORP Common Stock will be converted into 1.3 shares of Vectren Common Stock.

         Concurrently and in connection with the execution of the Merger Agreement, SIGCORP and IEI entered into two option agreements (the "Option Agreements") The first, entitled "SIGCORP, Inc. Stock Option Agreement," (the "SIGCORP Option Agreement") grants an option to IEI (the "SIGCORP Option") to purchase a number of shares of SIGCORP Common Stock equal to 19.9% of the number of shares of SIGCORP Common Stock outstanding as of June 11, 1999. The SIGCORP Option Agreement provides for an exercise price of $29.70 per share of SIGCORP Common Stock. The second, entitled "Indiana Energy, Inc. Stock Option

Agreement" (the "IEI Option Agreement") grants an option to SIGCORP (the "IEI Option") to purchase a number of shares of IEI Common Stock, equal to 19.9% of the number of shares of IEI Common Stock outstanding as of June 11, 1999. The IEI Option Agreement provides for an exercise price of $22.27 per share of IEI Common Stock. SIGCORP paid no consideration in connection with the Option Agreements other than the execution of the Merger Agreement. No funds were used.


ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the Option Agreements was to induce SIGCORP's execution of the Merger Agreement and increase the likelihood of consummation of the Merger. The Merger will result in the delisting of SIGCORP Common Stock and IEI Common Stock from the New York Stock Exchange.


         At the effective time of the Merger, the Board of Directors of Vectren will consist of eight persons designated by SIGCORP and eight persons designated by IEI prior to the effective time of the Merger.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         A total of 5,927,524 shares of IEI Common Stock are subject to the IEI Option Agreement, representing 16.6% of the outstanding shares of IEI Common Stock calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Except as set forth on Schedule A, neither SIGCORP nor any of its executive officers or directors is the beneficial owner of any other shares of IEI Common Stock.


         SIGCORP may be deemed, as a result of the IEI Option Agreement, to have the sole power to vote or direct the vote of 5,927,524 shares of IEI Common Stock, and the sole power to dispose of or to direct the disposition of 5,927,524 shares of IEI Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         On June 11, 1999, SIGCORP, IEI and Vectren executed the Merger Agreement. The Merger Agreement provides for the merger of each of SIGCORP and IEI with and into Vectren.


         Concurrently and in connection with the execution of the Merger Agreement, SIGCORP and IEI entered into the Option Agreements. The SIGCORP Option Agreement grants the SIGCORP Option to IEI. The SIGCORP Option Agreement provides for an exercise price of $29.70 per share of SIGCORP Common Stock. The IEI Option Agreement grants the IEI Option to SIGCORP. The IEI Option Agreement provides for an exercise price of $22.27 per share of IEI Common Stock.

         The IEI Option may be exercised by SIGCORP at any time after the Merger Agreement becomes terminable by SIGCORP as a result of: (i) a material breach of any material representation or warranty or any material breach of any covenant or agreement of IEI under the Merger Agreement; or (ii) any one of the following reasons, including: the expiration of the Merger Agreement; receipt by SIGCORP of a competing bid which the SIGCORP board determines must, in the exercise of their fiduciary duties, be accepted; failure to obtain shareholder approval of the Merger; withdrawal or modification of the IEI board's recommendation that the shareholders of IEI approve the Merger; the acquisition by a third party of more than 25% of the voting power of IEI; or failure by IEI to approve a replacement chief executive officer of Vectren selected by SIGCORP if the chief executive officer contemplated by the Merger Agreement is unable or unwilling to serve, provided that in each case, IEI fails to reject a third party tender or exchange offer (clauses (i) and (ii) are each referred to herein as a "Trigger Event.") The IEI Option terminates upon the earlier of: (i) the effective time of the Merger;
(ii) the termination of the Merger Agreement in accordance with its terms other than upon or during the continuance of a Trigger Event; or (iii) 180 days following the termination of the Merger Agreement upon or during the continuance of a Trigger Event (or if the IEI Option cannot be exercised at the end of the 180-day period due to legal action, until ten business days after the impediment is removed, but in no event later than June 11, 2002).

         The terms of SIGCORP Option Agreement are identical to those of the IEI Option Agreement, other than reversal of the roles of the parties.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are incorporated in this statement by reference:

                  1. Agreement and Plan of Merger dated as of June 11, 1999, among IEI, SIGCORP and Vectren (incorporated by reference to Exhibit 2 to SIGCORP's Current Report on Form 8-K filed June 16, 1999).


                  2. SIGCORP, Inc. Stock Option Agreement dated as of June 11, 1999 (incorporated by reference to Exhibit 4.1 to SIGCORP's Current Report on Form 8-K filed June 16, 1999).

                  3. Indiana Energy, Inc. Stock Option Agreement dated as of June 11, 1999 (incorporated by reference to Exhibit 4.2 to SIGCORP's Current Report on Form 8-K filed June 16, 1999).

Signature

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        SIGCORP, INC.


                                        By:     /s/    S. M. Kerney
                                                -----------------------------
                                        Name:   S. M. Kerney
                                        Title:  Controller (Principal Accounting
                                                Officer)

DATE:    June 22, 1999

                                   SCHEDULE A

EXECUTIVE OFFICERS OF SIGCORP, INC.

                                                                                               Number of Shares of IEI
                                                                                               Common Stock Beneficially
Name                                                     Title                                           Owned(1)
----                                                     -----                                           --------
R. G. Reherman                       Chairman of the Board of Directors and Chief
                                     Executive Officer

A. E. Goebel                         President and Chief Operating Officer

Timothy L. Burke                     Secretary and Treasurer

S. Mark Kerney                       Controller

Linda K. Tiemann                     Assistant Secretary

DIRECTORS OF SIGCORP, INC.

         John M. Dunn
         John D. Engelbrecht
         Robert L. Koch II
         Donald A. Rausch
         Richard W. Shymanski
         Donald E. Smith
         James S. Vinson

------------------
(1) To be filed by amendment.